UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,337,426*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,337,426*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,337,426*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IA

* The number of Common Stock reported herein and the percent of class is calculated based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time (defined below) as reported in the 2017 RSA, which is comprised of 2,609,039 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 27,853,256 Series A Preferred Shares (defined below) and 2,446,026 Series C Warrants (defined below) issuable in the aggregate to WMP, WCP and certain other WA Private Funds. The Series A Preferred Shares and Series C Warrants each include a limitation on the ability to convert a Series A Preferred Share or cause a Series C Warrant to be exercised, as applicable, if such conversion or exercise would cause a holder (together with its affiliates) or any "group" (within the meaning of Section 13d-3 of the Securities and Exchange Act of 1934 (the "Exchange Act")) that includes such holder to beneficially own in excess of 9.99% of the Common Stock outstanding immediately after giving effect to such exercise (the "Conversion Caps").

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,337,426*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,337,426*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,337,426*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Common Stock reported herein and the percent of class is calculated based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 2,609,039 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 27,853,256 Series A Preferred Shares and 2,446,026 Series C Warrants issuable in the aggregate to WMP, WCP and certain other WA Private Funds, subject to the Conversion Caps.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,310,782*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,310,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,310,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.92%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Common Stock reported herein and the percent of class is calculated based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 1,582,395 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 16,609,229 Series A Preferred Shares and 1,458,434 Series C Warrants issuable to WMP, subject to the Conversion Caps and therefore further limited with respect to this Reporting Person to the extent Whitebox Advisors LLC or Whitebox General Partner LLC is deemed to beneficially own in the aggregate the amount of Common Stock that triggers the Conversion Caps.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,238,878*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,238,878*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,238,878*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.71%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Common Stock reported herein and the percent of class is calculated based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 510,491 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 5,590,934 Series A Preferred Shares and 491,070 Series C Warrants issuable to WCP, subject to the Conversion Caps and therefore further limited with respect to this Reporting Person to the extent Whitebox Advisors LLC or Whitebox General Partner LLC is deemed to beneficially own in the aggregate the amount of Common Stock that triggers the Conversion Caps.

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), and (v) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)	WA manages and advises private investment funds, including WMP and WCP (the "WA Private Funds"). WB GP serves as general partner of private investment funds, including WMP and WCP. The principal business of WMP and WCP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012. WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105"). Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period. All of these instances were voluntarily disclosed to the SEC. The violations allegedly occurred between January 2011 and June 2012. Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations. The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105. The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Principal Stockholder

On January 30, 2018, the Issuer filed a Schedule 14C announcing an amendment to its charter (the "Charter") to include WA as a Principal Stockholder (as defined in the Charter) and provide that each Principal Stockholder shall have the right to designate one director nominee for the Issuer's Board of Directors for so long as such Principal Stockholder holds more than 9% of the Issuer's outstanding Common Stock. In that Schedule 14C, the Issuer also announced an amendment to its Second Amended and Restated By-Laws (the "Bylaws") to include WA as a Principal Stockholder (as defined in the Bylaws) and update instances in the Bylaws that required a Principal Stockholder to own 10% of the Issuer's outstanding Common Stock to now require a Principal Stockholder to own 9% of the Issuer's outstanding Common Stock.

The summary of the Issuer's Schedule 14C set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer's Schedule 14C, dated as of January 30, 2018, a copy of which is being filed as Exhibit U hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a, b)

As of the date hereof, WA may be deemed to be the beneficial owner of 3,337,426 Shares, constituting 9.99% of the Shares of the Issuer, based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 2,609,039 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 27,853,256 Series A Preferred Shares (defined below) and 2,446,026 Series C Warrants (defined below), and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,337,426 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,337,426 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 3,337,426 Shares, constituting 9.99% of the Shares of the Issuer, based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 2,609,039 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 27,853,256 Series A Preferred Shares and 2,446,026 Series C Warrants, and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,337,426 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,337,426 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 2,310,782 Shares, constituting 6.92% of the Shares of the Issuer, based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 1,582,395 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 16,609,229 Series A Preferred Shares and 1,458,434 Series C Warrants.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,310,782 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,310,782 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 1,238,878 Shares, constituting 3.71% of the Shares of the Issuer, based on 32,679,286 shares of Common Stock issued and outstanding as of the Expiration Time as reported in the 2017 RSA, which is comprised of 510,491 shares of Common Stock and additional shares of Common Stock issuable upon the exercise of 5,590,934 Series A Preferred Shares and 491,070 Series C Warrants.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,238,878 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,238,878 Shares.

(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit D.

(d) Certain Shares are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. None of these investment funds individually own more than 5% of the outstanding shares, except for WMP.

(e) As of the Settlement Date (defined below), WCP no longer owns more than 5% of the total outstanding shares of Common Stock. Consequently, WCP is no longer considered a Reporting Person for purposes of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Per the Schedule 14C filed by the Issuer on January 30, 2018, the Issuer announced that on January 29, 2018, the Issuer completed its previously announced exchange offer (the "2018 Exchange Offer") and consent solicitation related to the Exchange Offer Notes.

Expiration of 2018 Exchange Offer and Consent Solicitation

The Issuer announced that at 5:00 p.m., New York City time, on January 24, 2018 (the "Expiration Time"), of its previously announced (A) offer to eligible holders of record of Exchange Offer Notes to exchange any and all Exchange Offer Notes, plus accrued and unpaid interest from and including January 15, 2018 thereon, for up to (1) 1,883,964 newly issued shares (the "New Common Shares") of the Issuer's Common Stock, (2) 35,000 newly issued shares (the "Series A Preferred Shares") of the Issuer's Series A perpetual convertible preferred stock, (3) 945,000 newly issued shares (the "Series B Preferred Shares" and, together with the Series A Preferred Shares, the "Preferred Shares") of the Issuer's Series B convertible preferred stock (which is mandatorily convertible into 20,542,196 shares of Common Stock, subject to certain conditions, and (4) 8,169,822 warrants (the "Series C Warrants") to purchase 8,169,822 shares of Common Stock, upon the terms and subject to the conditions set forth in the Issuer's Exchange Offer Memorandum and Consent Solicitation Statement dated December 22, 2017 (together with the related letter of transmittal, the "2017 Memorandum") and (B) consent solicitation (the "Consent Solicitation") related to the adoption of proposed amendments to each of the indenture governing the New Notes and the indenture governing the Existing Notes, in each case, together with the related security and collateral agreements relating to the Exchange Offer Notes (collectively, the "Proposed Amendments"), each as described in the 2017 Memorandum. The Proposed Amendments will not be operative until the 2018 Exchange Offer is consummated according to its terms. Any outstanding Exchange Offer Notes are subject to the terms of the agreements implementing the applicable Proposed Amendments. The complete terms and conditions of the 2018 Exchange Offer and Consent Solicitation are set forth in the 2017 Memorandum.

As of the Expiration Time, according to communication between the Issuer and Epiq Corporate Restructuring, the exchange agent for the 2018 Exchange Offer and the Consent Solicitation, the aggregate principal amount of the New Notes tendered at or prior to the Expiration Time was $78,037,389, or approximately 91.8% of the $84,989,643 of outstanding New Notes; and, the aggregate principal amount of Existing Notes tendered at or prior to the Expiration Time was $7,000, or less than 1.0% of the $1,872,000 of outstanding Existing Notes. The holders of New Notes party to the 2017 RSA have agreed to waive the minimum tender condition, and the Issuer intends to accept all tendered Exchange Offer Notes for exchange and has paid the Exchange Consideration (defined below) with respect to such Exchange Offer Notes. In exchange for each $1,000 principal amount of New Notes plus accrued and unpaid interest from and including January 15, 2018 thereon or $1,000 principal amount of Existing Notes plus accrued and unpaid interest from and including January 15, 2018 thereon that are tendered by Existing Noteholders and New Noteholders (together, "Holders") at or before the Expiration Time and accepted for exchange by the Issuer, Holders, including WMP, WCP and certain other WA Private Funds will receive the Exchange Consideration, which consists of (i) 21.8457 New Common Shares, (ii) 0.4058 Series A Preferred Shares, (iii) 10.9578 Series B Preferred Shares, and (iv) 94.7339 Series C Warrants.

The summary of the Expiration of 2018 Exchange Offer and Consent Solicitation set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer's Press Release as of January 25, 2018, a copy of which is being filed as Exhibit V hereto and is incorporated herein by reference.

Series A Preferred Shares

On January 29, 2018 (the "Settlement Date"), the Issuer issued 31,669 shares of the Issuer's Series A Preferred Shares in connection with the consummation of the 2018 Exchange Offer in a private placement exempt from registration under the Securities Act.

Pursuant to the Certificate of Designations of 8.0% Cumulative Perpetual Series A Preferred Stock, each Series A Preferred Share gives the holder thereof the right to convert Series A Preferred Shares into shares of Common Stock at any time after the third anniversary of the Settlement Date, subject to certain exceptions, including receipt of shareholder approval and a limitation on the ability of certain holders to convert Series A Preferred Shares if it would cause such holder to beneficially own in excess of 9.99% of the outstanding Common Stock. The Series A Preferred Shares have an initial conversion rate (the "Series A Conversion Rate") of 3,271.4653 shares of Common Stock per Series A Preferred Share, subject to customary anti-dilution adjustments. Based on the initial Series A Conversion Rate, approximately 103,702,178 shares of Common Stock would be issuable upon conversion of all of the outstanding Series A Preferred Shares.

The annual dividend on each Series A Preferred Share is 8.0% and is payable quarterly, in arrears, on each January 1, April 1, July 1 and October 1 of each year, commencing on April 1, 2018. No dividends will accrue or accumulate prior to January 29, 2018. If the Issuer's free cash flow for the twelve-month period ending on the fifteenth day prior to each dividend period is $15 million or less, then the Issuer will pay dividends on the Series A Preferred Shares by increasing the amount of Series A Preferred Shares held in book entry form or, in the case of certificated Series A Preferred Shares, issuing new certificated Series A Preferred Shares, in each case, in an amount equal to such dividend. Except as provided in the previous sentence, the Issuer will pay dividends in cash.

Except as required by law or the Issuer's Third Amended and Restated Certificate of Incorporation, as amended, holders of the Series A Preferred Shares will have no voting rights, except for the right to consent to the Issuer's creation, authorization or issuance of any class or series of stock senior to the Series A Preferred Shares (or any security convertible into stock senior to the Series A Preferred Shares) or stock on parity with the Series A Preferred Shares (or any security convertible into stock on parity with the Series A Preferred Shares), and amendments to the Issuer's constituent documents that would adversely affect the rights, preferences, privileges or voting rights of the holders of the Series A Preferred Shares.

Upon a change of control and subject to certain exceptions, the Issuer may cause all outstanding Series A Preferred Shares to be converted into Common Stock at the then-prevailing Series A Conversion Rate, subject to certain exceptions, including receipt of shareholder approval, and limitations, including a limitation on the ability of the Issuer to convert a Series A Preferred Share if it would cause a holder thereof to beneficially own in excess of 9.99% of the outstanding Common Stock.

At any time following the Settlement Date, the Issuer may redeem each Series A Preferred Share at a price equal to $1,000 per Series A Preferred Share, subject to certain adjustments, plus accumulated and unpaid dividends on such share to, but excluding the redemption date.

The summary of the Issuer's Certificate of Designations of 8.0% Cumulative Perpetual Series A Preferred Stock set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer's Certificate of Designations for the Series A Preferred Shares, dated as of January 29, 2018, a copy of which is being filed as Exhibit W hereto and is incorporated herein by reference.

Series B Preferred Shares

On the Settlement Date, the Issuer issued 855,195 shares of the Issuer's Series B Preferred Shares in connection with the consummation of the 2018 Exchange Offer in a private placement exempt from registration under the Securities Act.

Pursuant to the Certificate of Designations of Mandatorily Convertible Series B Preferred Stock, each Series B Preferred Share is mandatorily convertible by the Issuer at any time after the third anniversary of the Settlement Date, subject to certain exceptions, including receipt of shareholder approval. The Series B Preferred Shares have an initial conversion rate (the "Series B Conversion Rate") of 21.7378 shares of Common Stock per Series B Preferred Share, subject to customary anti-dilution adjustments. Holders of Series B Preferred Shares have the right to elect to receive Series C Warrants in lieu of shares of Common Stock upon the mandatory conversion of the Series B Preferred Shares to the extent such conversion would cause such holder to hold 10% or more of the Issuer's Common Stock. Based on the initial Series B Conversion Rate, approximately 18,590,057 shares of Common Stock would be issuable upon conversion of all of the outstanding Series B Preferred Shares.

Except as required by law or the Issuer's Third Amended and Restated Certificate of Incorporation, as amended, holders of the Series B Preferred Shares will have no voting rights, except for the right to consent to the Issuer's creation, authorization or issuance of any class or series of stock senior to the Series B Preferred Shares, other than the Series A Preferred Shares, (or any security convertible into stock senior to the Series B Preferred Shares, other than the Series A Preferred Shares) or stock on parity with the Series B Preferred Shares (or any security convertible into stock on parity with the Series B Preferred Shares), and amendments to the Issuer's constituent documents that would adversely affect the rights, preferences, privileges or voting rights of the holders of the Series B Preferred Shares.

If the Issuer declares a dividend or distribution of any cash or other assets or property to all holders of Common Stock while any Series B Preferred Shares are outstanding, subject to certain exceptions, the Holders shall be entitled to receive, upon the conversion of the Series B Preferred Shares into shares of Common Stock, the cash or other assets or property to which they would have been entitled had the Series B Preferred Shares been converted on the record date for such dividend or distribution.

The summary of the Issuer's Certificate of Designations of Mandatorily Convertible Series B Preferred Stock set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer's Certificate of Designations for the Series B Preferred Shares, dated as of January 29, 2018, a copy of which is being filed as Exhibit X hereto and is incorporated herein by reference.

Series C Warrants

On the Settlement Date, the Issuer issued 8,286,061 Series C Warrants in connection with the consummation of the 2018 Exchange Offer in a private placement exempt from registration under the Securities Act.

Pursuant to the Warrant Agreement, dated as of January 29, 2018 between the Issuer and Continental Stock Transfer & Trust Company, as Warrant Agent (the "Warrant Agreement"), each Series C Warrant gives the holder thereof the right to purchase one share of Common Stock, subject to certain exceptions, including receipt of shareholder approval and a limitation on the ability of certain holders to exercise a Series C Warrant if it would cause such holder to beneficially own in excess of 9.99% of the outstanding Common Stock. The Series C Warrants have an initial exercise price of $0.0001 per share of Common Stock, subject to customary anti-dilution provisions. Upon a change of control or redemption of all of the outstanding Series A Preferred Shares by the Isssuer, the Issuer may cause each Series C Warrant to be exercised, subject to certain exceptions (including receipt of shareholder approval), and limitations (including a limitation on the ability of the Issuer to cause each Series C Warrant to be exercised if it would cause the holder thereof to beneficially own in excess of 9.99% of the outstanding Common Stock).

Each beneficial owner of a Series C Warrant shall be entitled to any dividend, whether payable in cash, in kind or other property, that would be distributed to such beneficial owner if such beneficial owner's Series C Warrants had been converted in full into shares of Common Stock immediately prior to the close of business on the record date for the determination of the stockholders entitled to receive such dividend.

The 812,321 newly issued shares (the "New Common Shares") of Common Stock, Series A Preferred Shares, Series B Preferred Shares and Series C Warrants collectively represent 92.76% of the currently outstanding shares (approximately 131,292,475 shares) of Common Stock, on a fully diluted basis as of the Settlement Date.

The summary of the Warrant Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, dated as of January 29, 2018, a copy of which is being filed as Exhibit Y hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C: Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions in the Common Stock by the Reporting Persons

Exhibit O: Joint Filing Agreement

Exhibit U: Schedule 14C dated as of January 30, 2018 (incorporated herein by reference to the Schedule 14C filed by the Issuer on January 30, 2018)

Exhibit V: Press Release dated as of January 25, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 25, 2018)

Exhibit W: Certificate of Designations of 8.0% Cumulative Perpetual Series A Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

Exhibit X: Certificate of Designations of Mandatorily Convertible Series B Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018)

Exhibit Y: Warrant Agreement, dated as of January 29, 2018 between the Issuer and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2018
(Date)

Whitebox Advisors LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 4, dated February 2, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

February 2, 2018
(Date)

Whitebox Advisors LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)*

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/30/2017	Series A Preferred	27,853,256	N/A	N/A
1/30/2017	Series C Warrants	2,446,026	N/A	N/A

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP*

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/30/2017	Series A Preferred	16,609,229	N/A	N/A
1/30/2017	Series C Warrants	1,458,434	N/A	N/A

Schedule of Transactions by Whitebox Credit Partners, LP*

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit

1/30/2017	Series A Preferred	5,590,934	N/A	N/A
1/30/2017	Series C Warrants	491,070.00	N/A	N/A

* The Reporting Persons do not beneficially own all of the shares reported on this Schedule of Transactions as a result of the Conversion Caps. The Reporting Persons beneficially own only the number of shares reported on the cover pages to this Schedule 13D/A.